SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No. ____)(1)


                              CYANOTECH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232437-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No. 232437-10-3                 13G                    Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Reichl, individually and on behalf of the Eva Reichl 2001 Charitable Remainder Annuity Trust (the "Trust"), as sole trustee and noncharitable beneficiary

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                                   917,000*

   SHARES      *17,000 shares directly held by the reporting person
               and 900,000 shares indirectly held by the reporting person as sole trustee and noncharitable beneficiary of the Trust
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                                     N/A

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER                              917,000*

  REPORTING    *17,000 shares directly held by the reporting person and 900,000 shares indirectly held by the reporting person, as sole trustee and noncharitable beneficiary of the Trust
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER                                N/A

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        917,000*
                                                                     *See Item 4
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     5.4%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*                                             IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232437-10-3                13G                    Page 3 of 6 Pages

________________________________________________________________________________
Item 1(a).  Name of Issuer:

Cyanotech Corporation
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

73-4460 Queen Kaahumanu Highway #102
Kailua-Kona, Hawaii  96740
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

Eric H. Reichl, individually and on behalf of the Eva Reichl 2001
Charitable Remainder Annuity Trust (the "Trust"), as sole trustee and noncharitable beneficiary
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

150 Brooks Bend
Princeton, New Jersey 08540
________________________________________________________________________________
Item 2(c).  Citizenship:

United States of America
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.005 per share
________________________________________________________________________________
Item 2(e).  CUSIP Number:

232437-10-3
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 232437-10-3                   13G                    Page 4 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          917,000*

          *The number of shares reported reflects 17,000 shares the reporting person directly owns and 900,000 shares the reporting person indirectly owns, as sole trustee and noncharitable beneficiary of the Trust.
          ______________________________________________________________________
     (b)  Percent of class:

          5.4%
          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

         The reporting person has sole voting power with respect to 917,000 shares as follows: (1) 17,000 shares held directly by the reporting person, and (2) 900,000 shares held indirectly by the reporting person as the sole trustee and noncharitable beneficiary of the Trust.

         (ii)  Shared power to vote or to direct the vote

         Not applicable.

         (iii) Sole power to dispose or to direct the disposition of

         The reporting person has sole dispositive power with respect to 917,000 shares as follows: (1) 17,000 shares held directly by the reporting person, and (2) 900,000 shares held indirectly by the reporting person as the sole trustee and noncharitable beneficiary of the Trust.

         (iv)  Shared power to dispose or to direct the disposition of

         Not applicable.

CUSIP No. 232437-10-3                   13G                    Page 5 of 6 Pages


________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.


Not applicable.
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


Not applicable.
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.
________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.

Not applicable.
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not applicable.
________________________________________________________________________________
Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
________________________________________________________________________________

CUSIP No. 232437-10-3                   13G                    Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 9, 2002


                                                  ERIC H. REICHL
                                        By:_____________________________________
                                           Name:  Eric H. Reichl




Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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